2025DD1031083 FR0011341205 - DD186943 09 avril 2025 INFORMATION Déclaration individuelle relative aux opérations des personnes mentionnées à l’article L.621-18-2 du Code monétaire et financier sur les titres de la société LA PRESENTE NOTIFICATION N’A PAS FAIT L’OBJET D’UN CONTROLE DE L’AMF ET EST ETABLIE SOUS LA RESPONSABILITE EXCLUSIVE DU DECLARANT. NOM /FONCTION DE LA PERSONNE EXERCANT DES RESPONSABILITES DIRIGEANTES OU DE LA PERSONNE ETROITEMENT LIEE : Bartholomeus van Rhijn, CFBO NOTIFICATION INITIALE / MODIFICATION: Notification initiale COORDONNEES DE L’EMETTEUR NOM : NANOBIOTIX LEI : 969500667RSYIH8YL895 DETAIL DE LA TRANSACTION 1 DATE DE LA TRANSACTION : 03 avril 2025 LIEU DE LA TRANSACTION : Euronext Paris NATURE DE LA TRANSACTION : Acquisition DESCRIPTION DE L’INSTRUMENT FINANCIER : Action CODE D’IDENTIFICATION DE L’INSTRUMENT FINANCIER : A INFORMATION DETAILLEE PAR OPERATION PRIX UNITAIRE : 3.0600 Euro VOLUME : 10 000.0000 PRIX UNITAIRE : 3.0613 Euro VOLUME : 10 000.0000 PRIX UNITAIRE : 3.0700 Euro VOLUME : 5 000.0000 PRIX UNITAIRE : 3.0580 Euro VOLUME : 5 000.0000 INFORMATIONS AGREGEES

PRIX : 3.0618 Euro VOLUME : 30 000.0000 TRANSACTION LIEE A L’EXERCICE DE PROGRAMMES D’OPTIONS SUR ACTIONS OU SUR UNE ATTRIBUTION D’ACTIONS GRATUITES OU DE PERFORMANCES : NON DETAIL DE LA TRANSACTION 2 DATE DE LA TRANSACTION : 04 avril 2025 LIEU DE LA TRANSACTION : Euronext Paris NATURE DE LA TRANSACTION : Acquisition DESCRIPTION DE L’INSTRUMENT FINANCIER : Action CODE D’IDENTIFICATION DE L’INSTRUMENT FINANCIER : A INFORMATION DETAILLEE PAR OPERATION PRIX UNITAIRE : 2.9080 Euro VOLUME : 3 000.0000 INFORMATIONS AGREGEES PRIX : 2.9080 Euro VOLUME : 3 000.0000 TRANSACTION LIEE A L’EXERCICE DE PROGRAMMES D’OPTIONS SUR ACTIONS OU SUR UNE ATTRIBUTION D’ACTIONS GRATUITES OU DE PERFORMANCES : NON DETAIL DE LA TRANSACTION 3 DATE DE LA TRANSACTION : 08 avril 2025 LIEU DE LA TRANSACTION : Euronext Paris NATURE DE LA TRANSACTION : Acquisition DESCRIPTION DE L’INSTRUMENT FINANCIER : Action CODE D’IDENTIFICATION DE L’INSTRUMENT FINANCIER : A INFORMATION DETAILLEE PAR OPERATION PRIX UNITAIRE : 2.9927 Euro VOLUME : 3 000.0000 PRIX UNITAIRE : 2.9950 Euro VOLUME : 3 098.0000 INFORMATIONS AGREGEES PRIX : 2.9939 Euro VOLUME : 6 098.0000 TRANSACTION LIEE A L’EXERCICE DE PROGRAMMES D’OPTIONS SUR ACTIONS OU SUR UNE ATTRIBUTION D’ACTIONS GRATUITES OU DE PERFORMANCES : NON DATE DE RECEPTION DE LA NOTIFICATION : 09 avril 2025 COMMENTAIRES :

"Les données à caractère personnel collectées par le biais de ce formulaire font l’objet d’un traitement informatique réservé à l’usage exclusif de l’AMF pour l’accomplissement de ses missions. En application du règlement (UE) n° 2016/679 du 27 avril 2016 et de la loi n° 78-17 du 6 janvier 1978, le droit d’accès et le cas échéant, de rectification, d’effacement, d’opposition ou de limitation du traitement des données personnelles des personnes physiques les concernant, peut être exercé par courrier à l’adresse suivante : AMF - Délégué à la protection des données - 17 place de la Bourse, 75002 Paris ; et via le formulaire « données personnelles » accessible sur le site internet de l’AMF. Vous pouvez également introduire une réclamation au sujet du traitement de vos données auprès de la CNIL."